Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2021 and revenue and expenses for the three months ended March 31, 2021 and 2020 and cash flows for the three months ended March 31, 2021 and 2020. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group (“Braves Group”) and the Liberty Formula One Group (“Formula One Group”), respectively. The reattribution, as described in note 1, is reflected in the attributed financial statements on a prospective basis from April 22, 2020. The financial information should be read in conjunction with our condensed consolidated financial statements for the three months ended March 31, 2021 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Braves Group and the Formula One Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Formula One common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2021	2020

	amounts in millions
Cash and cash equivalents	$1,030	996
Investments in affiliates, accounted for using the equity method	$791	886
Intangible assets not subject to amortization	$24,930	24,924
Intangible assets subject to amortization, net	$1,418	1,471
Total assets	$31,774	32,081
Deferred revenue	$1,664	1,721
Long-term debt, including current portion	$13,683	13,000
Deferred tax liabilities	$2,039	2,116
Attributed net assets	$7,934	8,250
Noncontrolling interest	$4,222	4,505

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2021	2020

	amounts in millions
Revenue	$2,058	1,952
Cost of services (1)	$(939)	(850)
Other operating expenses (1)	$(64)	(71)
Selling, general and administrative expense (1)	$(346)	(342)
Operating income (loss)	$229	442
Interest expense	$(120)	(111)
Income tax (expense) benefit	$107	(76)
Net earnings (loss) attributable to noncontrolling interests	$49	78
Earnings (loss) attributable to Liberty stockholders	$(11)	214
(1)	Includes stock-based compensation expense as follows:

	Three months ended
	March 31,
	2021	2020

	amounts in millions
Cost of services	$10	11
Other operating expenses	10	11
Selling, general and administrative expense	34	36
	$54	58

Braves Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2021	2020

	amounts in millions
Cash and cash equivalents	$181	151
Property and equipment, net	$802	799
Investments in affiliates, accounted for using the equity method	$97	94
Intangible assets not subject to amortization	$323	323
Intangible assets subject to amortization, net	$24	24
Total assets	$1,572	1,571
Deferred revenue	$127	90
Long-term debt, including current portion	$672	670
Deferred tax liabilities	$46	52
Attributed net assets	$234	291

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2021	2020

	amounts in millions
Revenue	$16	22
Selling, general and administrative expense (1)	$(21)	(22)
Operating income (loss)	$(40)	(44)
Share of earnings (losses) of affiliates, net	$3	4
Unrealized gains (losses) on intergroup interest	$(28)	95
Income tax (expense) benefit	$11	15
Earnings (loss) attributable to Liberty stockholders	$(59)	53
(1)	Includes stock-based compensation expense of $3 million for both of the three months ended March 31, 2021 and 2020.

Formula One Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2021	2020

	amounts in millions
Cash and cash equivalents	$1,783	1,684
Investments in affiliates, accounted for using the equity method	$55	38
Intangible assets not subject to amortization	$3,956	3,956
Intangible assets subject to amortization, net	$3,790	3,883
Total assets	$12,001	11,191
Long-term debt, including current portion	$3,753	3,759
Redeemable noncontrolling interests in equity of subsidiary	$575	—
Attributed net assets	$6,502	6,550

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2021	2020

	amounts in millions
Revenue	$180	39
Cost of Formula 1 revenue	$(84)	(43)
Selling, general and administrative expense (1)	$(43)	(44)
Operating income (loss)	$(47)	(152)
Interest expense	$(32)	(46)
Share of earnings (losses) of affiliates, net	$15	(64)
Realized and unrealized gains (losses) on financial instruments, net	$35	15
Unrealized gains (losses) on intergroup interest	$18	(126)
Income tax (expense) benefit	$13	25
Earnings (loss) attributable to Liberty stockholders	$(46)	(343)
(1)	Includes stock-based compensation of $6 million for both of the three months ended March 31, 2021 and 2020.

BALANCE SHEET INFORMATION

March 31, 2021

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty

	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,030	181	1,783	—	2,994
Trade and other receivables, net	611	25	141	—	777
Other current assets	235	37	544	(384)	432
Total current assets	1,876	243	2,468	(384)	4,203
Intergroup interests (note 1)	267	—	189	(456)	—
Investments in affiliates, accounted for using the equity method (note 1)	791	97	55	—	943

Property and equipment, at cost	2,657	994	199	—	3,850
Accumulated depreciation	(1,570)	(192)	(78)	—	(1,840)
	1,087	802	121	—	2,010

Intangible assets not subject to amortization
Goodwill	15,088	180	3,956	—	19,224
FCC licenses	8,600	—	—	—	8,600
Other	1,242	143	—	—	1,385
	24,930	323	3,956	—	29,209
Intangible assets subject to amortization, net	1,418	24	3,790	—	5,232
Other assets	1,405	83	1,422	(42)	2,868
Total assets	$31,774	1,572	12,001	(882)	44,465

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 3)	$(22)	(37)	59	—	—
Accounts payable and accrued liabilities	1,114	66	167	—	1,347
Current portion of debt	514	57	207	—	778
Deferred revenue	1,664	127	492	—	2,283
Other current liabilities	467	6	39	(384)	128
Total current liabilities	3,737	219	964	(384)	4,536
Long-term debt (note 1)	13,169	615	3,546	—	17,330
Deferred income tax liabilities	2,039	46	—	(42)	2,043
Redeemable intergroup interests (note 1)	—	254	202	(456)	—
Other liabilities	673	204	206	—	1,083
Total liabilities	19,618	1,338	4,918	(882)	24,992
Redeemable noncontrolling interests in equity of subsidiary	—	—	575	—	575
Equity / Attributed net assets	7,934	234	6,502	—	14,670
Noncontrolling interests in equity of subsidiaries	4,222	—	6	—	4,228
Total liabilities and equity	$31,774	1,572	12,001	(882)	44,465

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2021

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Sirius XM Holdings revenue	$2,058	—	—	2,058
Formula 1 revenue	—	—	180	180
Other revenue	—	16	—	16
Total revenue	2,058	16	180	2,254
Operating costs and expenses, including stock-based compensation (note 2):
Cost of services (exclusive of depreciation shown separately below):
Revenue share and royalties	640	—	—	640
Programming and content	130	—	—	130
Customer service and billing	117	—	—	117
Other	52	—	—	52
Cost of Formula 1 revenue	—	—	84	84
Subscriber acquisition costs	86	—	—	86
Other operating expenses	64	20	—	84
Selling, general and administrative	346	21	43	410
Impairment, restructuring and acquisition costs	245	—	—	245
Depreciation and amortization	149	15	100	264
	1,829	56	227	2,112
Operating income (loss)	229	(40)	(47)	142
Other income (expense):
Interest expense	(120)	(6)	(32)	(158)
Share of earnings (losses) of affiliates, net	(113)	3	15	(95)
Realized and unrealized gains (losses) on financial instruments, net	(86)	2	35	(49)
Unrealized gains (losses) on intergroup interests (note 1)	10	(28)	18	—
Other, net	11	(1)	5	15
	(298)	(30)	41	(287)
Earnings (loss) before income taxes	(69)	(70)	(6)	(145)
Income tax (expense) benefit	107	11	13	131
Net earnings (loss)	38	(59)	7	(14)
Less net earnings (loss) attributable to the noncontrolling interests	49	—	—	49
Less net earnings (loss) attributable to redeemable noncontrolling interest	—	—	53	53
Net earnings (loss) attributable to Liberty stockholders	$(11)	(59)	(46)	(116)

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2020

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Sirius XM Holdings revenue	$1,952	—	—	1,952
Formula 1 revenue	—	—	39	39
Other revenue	—	22	—	22
Total revenue	1,952	22	39	2,013
Operating costs and expenses, including stock-based compensation (note 2):
Cost of services (exclusive of depreciation shown separately below):
Revenue share and royalties	570	—	—	570
Programming and content	118	—	—	118
Customer service and billing	118	—	—	118
Other	44	—	—	44
Cost of Formula 1 revenue	—	—	43	43
Subscriber acquisition costs	99	—	—	99
Other operating expenses	71	29	—	100
Selling, general and administrative	342	22	44	408
Depreciation and amortization	148	15	104	267
	1,510	66	191	1,767
Operating income (loss)	442	(44)	(152)	246
Other income (expense):
Interest expense	(111)	(7)	(46)	(164)
Share of earnings (losses) of affiliates, net	(2)	4	(64)	(62)
Realized and unrealized gains (losses) on financial instruments, net	(5)	(9)	15	1
Unrealized gains (losses) on intergroup interests (note 1)	31	95	(126)	—
Other, net	13	(1)	5	17
	(74)	82	(216)	(208)
Earnings (loss) before income taxes	368	38	(368)	38
Income tax (expense) benefit	(76)	15	25	(36)
Net earnings (loss)	292	53	(343)	2
Less net earnings (loss) attributable to the noncontrolling interests	78	—	—	78
Net earnings (loss) attributable to Liberty stockholders	$214	53	(343)	(76)

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2021

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$38	(59)	7	(14)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	149	15	100	264
Stock-based compensation	54	3	6	63
Impairment, restructuring and acquisition costs	245	—	—	245
Share of (earnings) loss of affiliates, net	113	(3)	(15)	95
Unrealized (gains) losses on intergroup interests, net	(10)	28	(18)	—
Realized and unrealized (gains) losses on financial instruments, net	86	(2)	(35)	49
Deferred income tax expense (benefit)	(121)	(7)	(15)	(143)
Intergroup tax allocation	1	(3)	2	—
Other charges (credits), net	(3)	—	2	(1)
Changes in operating assets and liabilities
Current and other assets	58	36	(102)	(8)
Payables and other liabilities	(339)	34	252	(53)
Net cash provided (used) by operating activities	271	42	184	497
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(5)	—	(53)	(58)
Investment of subsidiary initial public offering proceeds into trust account	—	—	(575)	(575)
Capital expended for property and equipment, including internal-use software and website development	(78)	(10)	(3)	(91)
Other investing activities, net	8	—	—	8
Net cash provided (used) by investing activities	(75)	(10)	(631)	(716)
Cash flows from financing activities:
Borrowings of debt	1,083	8	(1)	1,090
Repayments of debt	(585)	(6)	(2)	(593)
Liberty SiriusXM stock repurchases	(107)	—	—	(107)
Subsidiary shares repurchased by subsidiary	(522)	—	—	(522)
Cash dividends paid by subsidiary	(14)	—	—	(14)
Taxes paid in lieu of shares issued for stock-based compensation	(21)	—	(1)	(22)
Proceeds from initial public offering of subsidiary	—	—	575	575
Other financing activities, net	—	(1)	(23)	(24)
Net cash provided (used) by financing activities	(166)	1	548	383
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(2)	(2)
Net increase (decrease) in cash, cash equivalents and restricted cash	30	33	99	162
Cash, cash equivalents and restricted cash at beginning of period	1,008	185	1,684	2,877
Cash, cash equivalents and restricted cash at end of period	$1,038	218	1,783	3,039

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2020

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$292	53	(343)	2
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	148	15	104	267
Stock-based compensation	58	3	6	67
Share of (earnings) loss of affiliates, net	2	(4)	64	62
Unrealized (gains) losses on intergroup interests, net	(31)	(95)	126	—
Realized and unrealized (gains) losses on financial instruments, net	5	9	(15)	(1)
Deferred income tax expense (benefit)	67	(13)	(15)	39
Intergroup tax allocation	1	(2)	1	—
Other charges (credits), net	4	3	3	10
Changes in operating assets and liabilities
Current and other assets	72	19	(125)	(34)
Payables and other liabilities	(214)	29	330	145
Net cash provided (used) by operating activities	404	17	136	557
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(81)	—	(1)	(82)
Return of investment in equity method affiliates	—	—	105	105
Capital expended for property and equipment, including internal-use software and website development	(62)	(24)	(2)	(88)
Other investing activities, net	(1)	—	8	7
Net cash provided (used) by investing activities	(144)	(24)	110	(58)
Cash flows from financing activities:
Borrowings of debt	204	174	475	853
Repayments of debt	(206)	(35)	(131)	(372)
Liberty SiriusXM stock repurchases	(69)	—	(69)	(138)
Subsidiary shares repurchased by subsidiary	(243)	—	—	(243)
Cash dividends paid by subsidiary	(17)	—	—	(17)
Taxes paid in lieu of shares issued for stock-based compensation	(36)	—	(2)	(38)
Other financing activities, net	(2)	(1)	(4)	(7)
Net cash provided (used) by financing activities	(369)	138	269	38
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(8)	(8)
Net increase (decrease) in cash, cash equivalents and restricted cash	(109)	131	507	529
Cash, cash equivalents and restricted cash at beginning of period	507	212	587	1,306
Cash, cash equivalents and restricted cash at end of period	$398	343	1,094	1,835

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)	A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group (the “Braves Group”) and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings Inc. (“Sirius XM Holdings”), Live Nation Entertainment, Inc. (“Live Nation”), Formula 1 or Braves Holdings, in which Liberty holds an interest and that is attributed to a Liberty tracking stock group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

On April 22, 2020, the Company’s board of directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the “reattribution”).

The assets reattributed from the Formula One Group to the Liberty SiriusXM Group, valued at $2.8 billion, consisted of:

●	Liberty’s entire Live Nation stake, consisting of approximately 69.6 million shares of Live Nation common stock;
●	a newly-created Formula One Group intergroup interest, consisting of approximately 5.3 million notional shares of Liberty Formula One common stock, to cover exposure under Liberty’s 1.375% cash convertible senior notes due 2023 (the “Convertible Notes”);
●	the bond hedge and warrants associated with the Convertible Notes;
●	the entire Liberty SiriusXM Group intergroup interest, consisting of approximately 1.9 million notional shares of Liberty SiriusXM common stock, thereby eliminating the Liberty SiriusXM Group intergroup interest; and
●	a portion, consisting of approximately 2.3 million notional shares of Liberty Braves common stock, of the Formula One Group’s intergroup interest in the Braves Group, to cover exposure under the Convertible Notes.

The reattributed liabilities, valued at $1.3 billion, consisted of:

●	the Convertible Notes;
●	Liberty’s 2.25% exchangeable senior debentures due 2048; and
●	Liberty’s margin loan secured by shares of Live Nation.

Similarly, $1.5 billion of net asset value has been reattributed from the Liberty SiriusXM Group to the Formula   One Group, comprised of:

●	a call spread between the Formula One Group and the Liberty SiriusXM Group with respect to 34.8 million of the Live Nation shares that were reattributed to the Liberty SiriusXM Group; and
●	a net cash payment of $1.4 billion from the Liberty SiriusXM Group to the Formula One Group, which was funded by a combination of (x) cash on hand, (y) an additional $400 million drawn from the Company’s existing margin loan secured by shares of common stock of Sirius XM Holdings, resulting in an aggregate outstanding balance of $750 million, and (z) the creation of an intergroup loan obligation from the Liberty SiriusXM Group to the Formula One Group in the principal amount of $750 million, plus interest thereon, which was repaid with the proceeds from the distribution of subscription rights to holders of Liberty SiriusXM common stock in June 2020.

Notes to Attributed Financial Information (Continued)

(unaudited)

The reattribution is reflected in the Company’s financial statements on a prospective basis.

As of March 31, 2021, the Liberty SiriusXM Group is primarily comprised of Liberty’s interests in Sirius XM Holdings and Live Nation, corporate cash, Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty’s 2.125% Exchangeable Senior Debentures due 2048, Liberty’s 2.25% Exchangeable Senior Debentures due 2048, Liberty’s 2.75% Exchangeable Senior Debentures due 2049, Liberty’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty. The Liberty SiriusXM Group holds intergroup interests in the Formula One Group and the Braves Group as of March 31, 2021. In addition, as of March 31, 2021, the Liberty SiriusXM Group has an obligation to the Formula One Group under the call spread with respect to the shares of Live Nation that are attributed to the Liberty SiriusXM Group. As of March 31, 2021, the Liberty SiriusXM Group has cash and cash equivalents of approximately $1,030 million, which includes $59 million of subsidiary cash.

As of March 31, 2021, the Braves Group is primarily comprised of our consolidated subsidiary, Braves Holdings, LLC, which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project and cash. As of March 31, 2021, the Braves Group has cash and cash equivalents of approximately $181 million, which includes $103 million of subsidiary cash.

As of March 31, 2021, the Formula One Group is primarily comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty’s interests in Formula 1 and Liberty Media Acquisition Corporation, a minority equity investment in AT&T Inc., cash, an intergroup interest in the Braves Group, Liberty’s 1% Cash Convertible Notes due 2023 and Liberty’s 2.25% Exchangeable Senior Debentures due 2046. In addition, as of March 31, 2021, the Formula One Group has an asset related to the call spread with the Liberty SiriusXM Group. As of March 31, 2021, the Formula One Group has cash and cash equivalents of approximately $1,783 million, which includes $429 million of cash held by Formula 1.

The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 6,792,903, representing an 11.1% intergroup interest at March 31, 2021. The number of notional shares representing the intergroup interest in the Braves Group held by the Liberty SiriusXM Group is 2,292,037, representing a 3.7% intergroup interest at March 31, 2021. The number of notional shares representing the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group is 5,271,475, representing a 2.2% intergroup interest at March 31, 2021. The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock, and the Liberty SiriusXM Group also has an attributed interest in the Formula One Group, which is generally stated in terms of a number of shares of Liberty Formula One common stock. Each reporting period, the notional shares representing the intergroup interests are marked to fair value. The changes in fair value are recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed condensed consolidated statements of operations.

The Braves Group intergroup interests attributable to the Formula One Group and the Liberty SiriusXM Group are reflected in the Investment in intergroup interests line item, and the Braves Group liabilities for the intergroup interests are reflected in the Redeemable intergroup interests line item in the unaudited attributed condensed consolidated balance sheets. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is reflected in the Investment in intergroup interests line item, and the Formula One Group liability for the intergroup interest is reflected in the Redeemable intergroup interests line item in the unaudited attributed condensed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interests. Appropriate eliminating entries are recorded in the Company’s condensed consolidated financial statements.

As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock and Series A, B or C Liberty Formula One common stock, respectively. However, Liberty has assumed that the notional

Notes to Attributed Financial Information (Continued)

(unaudited)

shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock since Series A Liberty Braves common stock underlie the 1.375% convertible bonds. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the quarterly mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the unaudited attributed condensed consolidated statements of operations. Liberty has assumed that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Formula One Group would be comprised of Series A Liberty Formula One common stock since Series A Formula One common stock underlie the 1.375% convertible bonds.  Therefore, the market price of Series A Liberty Formula One common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed condensed consolidated statements of operations.

The intergroup interests will remain outstanding until the redemption of the outstanding interests, at the discretion of the Company’s Board of Directors, through transfer of securities, cash and/or other assets from the Braves Group or Formula One Group, respectively, to the respective tracking stock group.

In April 2021, the Liberty SiriusXM Group paid approximately $384 million to the Formula One Group to settle its obligation under the call spread with respect to the shares of Live Nation attributed to the Liberty SiriusXM Group.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 6 and 8, respectively, of the accompanying condensed consolidated financial statements.

(2)	Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Braves Group and the Formula One Group based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Following the Recapitalization, stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)	The intergroup balance at March 31, 2021 and December 31, 2020 is primarily a result of timing of tax benefits.
(4)	The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Braves common stock, or only Series A and Series B Liberty Formula One common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.